ELITE PERFORMANCE HOLDING CORP.

3301 NE 1st Ave. Suite M704

Miami, FL 33137

(844) 426-2958

VIA EDGAR	September 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Elite Performance Holding Corp. Application for Withdrawal of Registration Statement on Form S-1 File No. 333- 282737

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the “Act”), Elite Performance Holding Corp, a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-282737, together with all amendments and exhibits thereto, initially filed with the Commission on October 21, 2024 (the “Registration Statement”).

The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time and will refile an updated  S-1 once it receives the 211 from FINRA.

The Company hereby confirms that no securities were sold under the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting the withdrawal of the Registration Statement to Joey Firestone, Chief Executive Officer of the Company, by email at joey@elite-beverage.com with a copy to the Company’s counsel, Matheau J. W. Stout, Esq.. of Capital Markets Law Group, by email at mstout@capmarketslaw.com. If you have any questions with respect to this matter, please contact Arthur Marcus, Esq. at 631-515-7857.

Sincerely

Elite Performance Holding Corp.

By:	/s/ Joey Firestone
Joey Firestone
Chief Executive Officer and Chairman of the Board